News Release

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES IN THE UNITED STATES, CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
30 July 2009

RESULTS OF PLACINGS

Reed Elsevier PLC and Reed Elsevier NV (together, the “Companies” or “Reed Elsevier”) are pleased to announce the successful completion of the placings announced earlier today (the “Placings”).

Following accelerated bookbuilding processes, a total of 109,198,190 new ordinary shares in Reed Elsevier PLC (the “PLC Placing Shares”) and 63,030,989 new ordinary shares in Reed Elsevier NV (the “NV Placing Shares”) have been placed at a price of 405 pence per PLC Placing Share and €7.08 per NV Placing Share. Total gross proceeds were approximately £824 million (US$1,359 million, €964 million). The PLC Placing Shares and the NV Placing Shares being issued represent 9.9 per cent of the issued ordinary share capital of each of Reed Elsevier PLC and Reed Elsevier NV prior to the Placings.

Applications will be made for the PLC Placing Shares to be admitted to the Official List of the Financial Services Authority and to be admitted to trading by the London Stock Exchange (“LSE”) on its main market for listed securities. Applications will be made for the NV Placing Shares to be admitted to listing and trading on Euronext Amsterdam (collectively, with the admissions referred to above, “Admission”). It is expected that Admission will take place on 4 August 2009 (at which time the Placings will become unconditional) and that dealings in the PLC Placing Shares on the LSE’s main market for listed securities and in the NV Placing Shares on Euronext Amsterdam by NYSE Euronext will commence at the same time.

The PLC Placing Shares to be issued by Reed Elsevier PLC will, when issued, be issued credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of 14 51/116 pence in the capital of Reed Elsevier PLC, including the right to receive the interim dividend declared today and all dividends and other distributions declared after the date of the issue. The NV Placing Shares to be issued by Reed Elsevier NV will, when issued and fully paid, rank pari passu in all respects with the existing ordinary shares of €0.07 in the capital of Reed Elsevier NV, including the right to receive the interim dividend declared today and all dividends and other distributions declared after the date of the issue.

Commenting on the Placings, Ian Smith, Chief Executive Officer of Reed Elsevier, said:

“We are pleased that today’s equity raising has been completed successfully. This addresses our stretched credit metrics and will ensure that we are appropriately resourced to support our market and product strategies.”

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For further information please contact:

Sybella Stanley	Tel: +44 (0) 20	7166 5630
(Investors)
Patrick Kerr	Tel: +44 (0) 20 7166 5646

(Media)

Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 34,000 people, including approximately 18,000 in North America. In February 2009, Reed Elsevier reported revenues for 2008 of £5,334/€6,721m. Reed Elsevier is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for Reed Elsevier’s products and services; competitive factors in the industries in which Reed Elsevier operates; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

The NV Placing Shares and the PLC Placing Shares mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Placing Shares in the United States.